2006 ANNUAL REPORT

RELENTLESS



CATERPILLAR®



CAT
330D
CAT

THE AWARD-WINNING 330D HYDRAULIC EXCAVATOR

In December 2006, Caterpillar's D-Series excavator line received one of the six top-100 awards given to Caterpillar by *Construction Equipment* magazine. The publication's editors selected winners from the more than 1,500 product announcements received each year, recognizing new concepts, engineering evolution and healthy competition in the marketplace. Other Cat products selected in 2006 included the M-Series motor graders, E-Series backhoe loaders, 657G scraper, F-Series off-highway trucks and CB-564D asphalt compactor. Caterpillar has received more than 110 top-100 awards over the 16 years of this program.

RELENTLESS

It's the pace of change in the world. It's the nature of competition. It's the challenge to continuously improve every aspect of our business. It's our drive to build a Caterpillar that's prepared to reach new levels of performance in a dynamic global marketplace.



A NEW PIPELINE TO ENERGIZE THE EAST COAST

Unprecedented demand and two decades of underinvestment in energy infrastructure are driving significant natural gas and oil pipeline system expansion worldwide. Caterpillar's new Global Pipeline division and newest dealer, PipeLine Machinery International, L.P., together with the global network of local Cat dealers, are enhancing our distribution system to better serve customers and help Caterpillar grow globally. We are supplying a wide array of construction and compression equipment, as well as financial and ongoing support services, to help construct and operate pipelines for tomorrow's generations.

In 2006, Caterpillar's new T-Series pipelayers played a major part in the construction of the 42-inch, 300-mile Entrega Pipeline, the first stage of the Rockies Express Pipeline. Stretching from Wyoming to Ohio, this 1,663-mile natural gas pipeline will connect Rocky Mountain reserves to consumers on the East Coast. Caterpillar's involvement goes beyond construction equipment. Solar® gas turbines, Gas Caterpillar Motoren (GCM) compression engines (Entrega is the first new mainline pipeline to use GCM engines), Cat Financial services and 6 Sigma-enhanced strategic support planning were key elements of the project. The completed pipeline will utilize Solar's InSight System® machinery management solution enabling real-time monitoring and predictive maintenance to maximize performance and minimize costs.




587T





PROPELLING THE CRUISE SHIP INDUSTRY

Caterpillar is the world's leading producer of marine engines, with the industry's broadest product line and a strong global presence. Through an umbrella 6 Sigma project that identified the 14 key factors vital for success in this global market, we're leveraging our marine leadership to provide world-class propulsion engines for the cruise industry. In 2006, Aker Yards S.A., the French subsidiary of Aker ASA and one of the world's largest shipbuilders, specified Cat propulsion engines for a new generation of cruise vessels it's building for Norwegian Cruise Lines (NCL). Aker and NCL are examples of the increasing number of major shipbuilders and cruise lines that are choosing Caterpillar for its global dealer network, unsurpassed product reliability, lean and clean performance, low operating cost and integrated financial solutions through Cat Financial.




325C CR
CAT

WHAT DO YOU DO ON THE HEELS OF SOLID PERFORMANCE?

You go back to work. You take it to the next level. You look at every process, every product, every corner of the company, for opportunities to get better.

SAFER WORKERS, SAFER ROADS

Constant exposure to falling rocks and avalanches made the road to Zermatt between the Swiss villages of St. Niklaus and Stalden a treacherous ride. Cat machines helped construct a 2,300-meter, two-way road tunnel to provide safe passage. The tunnel was built using the drill-and-blast technique, producing huge volumes of rock material that had to be removed from the tunnel—a highly demanding job tailor-made for the rugged Cat 980G Series 2 wheel loader. The Cat 325C excavator was also critical to the project, with a tight turning radius and compact design that allowed for an optimal scaling performance in close quarters. Highly efficient diesel particulate filters on Cat engines helped maintain tunnel air quality by removing 98 percent of the hazardous particles from machine emissions. Special guards and reinforcements on the equipment protected operators and machinery from falling and flying rock. The result: a safer road, built safely.


CAT




106
106



OASIS FOR CAT COMPONENTS IN THE DESERT

Chile's vast Atacama Desert is one of the driest regions in the world, a desolate landscape rich in mineral deposits. Antofagasta PLC's El Tesoro copper mine exclusively uses Cat machines in this demanding environment—and benefits from equipment design that enables the rebuilding of components for maximum equipment performance and reliability. El Tesoro and other mine operations in the area also benefit from one of the world's largest and most advanced remanufacturing facilities nearby. Caterpillar dealer Finning Chile S.A.'s new Component Rebuild Center (CRC) is equipped to rebuild and test all major components of even Caterpillar's largest equipment. Capable of completing 3,000 component rebuilds per year, Finning's world-class CRC minimizes downtime and maximizes productivity for all of the Chilean mines.





ENGAGED PEOPLE AND PROCESS EXCELLENCE DELIVER BIG RESULTS

AsiaTrak (Tianjin), Ltd. (ATL), an undercarriage joint venture, turned a focus on values, people and CPS Guiding Principles into powerful results at its Tianjin, China, plant in 2006. A dramatic increase in overall employee engagement, up 49 percentage points over 2005, was a major driver of performance improvement. The 2006 employee opinion survey achieved a 93 percent favorable engagement response rate—the largest year-over-year improvement among Caterpillar plants.

ATL capitalized on the significant engagement increase by involving employees in approximately 150 6 Sigma projects completed in 2006, many focusing on CPS Guiding Principles. In fact, ATL completely redesigned a large number of its operational processes, resulting in substantial improvements on many key facility metrics. Accomplishments include working injury-free for a facility record seven months, decreasing manufacturing lead times as much as 70 percent, reducing inventory values by 55 percent, improving inventory turns fourfold and achieving productivity improvements as high as 80 percent.

WE'RE RELENTLESSLY PURSUING THE NEXT LEVEL

Through the Caterpillar Production System (CPS), we've put in motion a powerful, all-encompassing set of actions designed to achieve breakthrough improvements in critical areas of performance.



Mick O'Dea
CPS Green Belt

Tyronne Bolden
CPS Black Belt

**CATERPILLAR PRODUCTION SYSTEM—
THE WAY TO BREAKTHROUGH IMPROVEMENT**

The challenge: accelerate long-term performance during a period of record results. The solution: Caterpillar Production System (CPS), a mechanism for integrating our operations, culture and management system to pursue radical improvements in safety, quality, velocity, cost and other key performance measures.

CPS made significant progress in its first full year of development and implementation. We put much of the framework and many key methodologies in place worldwide, which already has resulted in more than $125 million in benefits. Our Mossville Engine Center (MEC) played a groundbreaking role in implementing CPS in 2006. Value Stream Transformation (VST) processes created a safe and team-based environment that enabled employees at all levels to make a significant impact on continuous improvement of MEC's People, Quality, Velocity and Cost metrics.

Caterpillar suppliers have contributed as well—precision engine component manufacturers Gnutti Carlo S.p.A. and its sister company, Gnutti Ltd., improved their processes to help us meet our quality and velocity goals.


CULTURAL
MANAGEMENT
OPERATING

CPS unites cultural, operating and management systems in our production facilities to pursue breakthrough improvements.



Patty Gonterman
CPS Green Belt

Alex Perez-Sandi
Factory Superintendent

James Smith
CPS Green Belt

Takisha Dailey
Manufacturing Specialist



R600
R631
C436
C486
C248
C247
C321
C243
C242
C115
C98
C90
C77
C58

REMAN EXPANDS TO ELECTRONICS

Caterpillar has been remanufacturing for more than 30 years and is now one of the world's largest remanufacturers, giving new life to more than 2 million units annually. Our rigorous New Product Introduction (NPI) process includes a cradle-to-cradle design philosophy that helps us recycle, reuse and remanufacture for maximum product life and minimum environmental impact. And we're always looking for ways to expand the remanufacturing discipline. Using 6 Sigma NPI methodologies, Cat Reman developed and introduced 27 new remanufactured products in 2006—17 for Caterpillar and 10 for our external business.

In our Nuevo Laredo, Mexico, facility, we are remanufacturing Electronic Control Units (ECUs), which control engine, hydraulic and other systems in Cat products. This is precision work, requiring specialized facilities, highly trained technicians and close cooperation with key suppliers such as Delphi Corporation and The Morey Corporation. The potential demand is great, particularly with increased regulation worldwide to keep e-waste (electronic waste) out of landfills. ECU remanufacturing is an excellent new opportunity to benefit our company, our customers and our world.



D160
R9
R283
R12
C313
R92
R91
R93
C439
R81
R386
D188
R88
C278
D134
R52
R106
R35
R53
R67
R66
R89
R104
C342
R165
R163
R146
R160
R159



A SMOOTH ROAD TO THE COLOSSEUM

It was a major challenge: resurface a busy stretch of historic roadway between the Colosseum and the Fori Imperiali, two of Rome's most popular landmarks, in one night. The two Italian paving contractors awarded the project chose newly purchased Cat machines, a PM-200 cold planer and an AP-600 wheel-type asphalt paver, to do the job. Unsurpassed maneuverability and control, ideal for Rome's city streets, and precision performance were big factors in choosing Caterpillar. But because it was the first use of these machines for both contractors, the skills of Caterpillar paving technicians were equally important. They worked alongside the crew all night, providing on-the-job-training and support to complete the project—flawlessly and on schedule.


CAT
PM-200

WE'RE TRANSFORMING CATERPILLAR

We're changing how we operate, how we act and interact, and how we manage, creating a Caterpillar that gets better every day. We're proud to be part of an 80-year-plus legacy of excellence. The way we see it, it's our turn to build upon that legacy. We're moving forward. Relentlessly.





HELPING CAIRO TAKE OFF AS A WORLD-CLASS AIRPORT

With tourism a top source of revenue, Egypt's ambition is to become the Middle East's destination of choice among world travelers. Cairo International Airport is vital to achieving that objective. The new Terminal 3 building, scheduled for completion in November 2007, will transform Cairo into a mega-airport, increasing annual capacity from its current nine million passengers to more than 21 million. Caterpillar equipment is playing a major role. Cat dealer Mantrac supplied a wide range of machines, from motor graders and excavators to soil and asphalt compactors, to customer General Nile Co. for Roads and Bridges, along with technical assistance on this huge project. When complete, the terminal will enable the airport to accommodate the popular new Airbus jet in the future and provide travelers with all the services, comfort and efficiency of a state-of-the-art facility.





EXPANDING CATERPILLAR LEADERSHIP TO RAIL

With the acquisition of Progress Rail Services, Caterpillar adds an industry leader and a strong, established aftermarket service business that complements our existing remanufacturing capabilities. Progress Rail offers remanufacturing, replacement parts, maintenance and recycling services to Class 1 railroads, transit authorities, short line operators, private fleet owners and railcar builders. In addition to its service capabilities, Progress Rail brings a strong, integrated distribution network to Caterpillar. For Progress Rail, the scope and scale of Caterpillar's operations represent a real opportunity to expand its reach beyond North America.





SALES AND REVENUES GROWTH
(dollars in millions)


$20,185
$22,807
$30,306
$36,339
$41,517
02
03
04
05
06

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
(Cumulative stockholder return assuming an investment of $100 on December 31, 2001, and reinvestment of dividends issued thereafter.)


$100
$90
$168
$201
$243
$262
CATERPILLAR
S&P 500 MACHINERY INDEX
S&P 500
01
02
03
04
05
06

Caterpillar people are relentless.

Case in point: we entered 2006 celebrating the best year in our company's history. Sales and revenues were up 20 percent. Earnings were up 40 percent. Explosive growth was the norm across almost all our businesses. How did our people respond to the successes of 2005? By immediately going back to work to make 2006 and beyond even better—identifying opportunities and staking out aggressive improvement plans to drive success.

2006 marked a good start on our journey. It was our fourth straight year of double-digit profit growth and our third consecutive year of record sales and profitability. We took advantage of our financial success—including strong cash flow—to fund growth in capacity, continue aggressive new product development, complete the strategic acquisition of Progress Rail, increase the dividend rate by 20 percent and buy back more than $3 billion in stock. All these actions will deliver long-term benefits for our customers, employees and investors.

We feel good about our performance, not just in 2006 but over the past several years. Since 1990, our sales and revenues have grown from just over $11 billion to $41.5 billion in 2006, a compound annual growth rate of 8 percent. Profit per share is up significantly as well, reaching $5.17 in 2006. Over the past five years, Caterpillar's compound annual profit per share growth is 35 percent—compared to 2.7 percent for the S&P 500.

Looking ahead, we're well-positioned to deliver similar results through the end of the decade. Our product lineup is the strongest in our history. We've added capacity to meet demand and continue to invest in new products, technologies and services. The near-term outlook is strong in many key industries we serve: mining, oil and gas production, large infrastructure projects, non-residential construction, marine engines and distributed power. We expect two pockets of market weakness in 2007 in the United States. First, the on-highway truck engine business will drop significantly as new emissions regulations take effect. Second, housing-related sectors will be down after several years of rapid growth. Given the diversity of our business, however, we're projecting another record year in 2007. Sales and revenues should be in the $41.5 to $43.6 billion range, with profit per share of $5.20 to $5.70—and we have a good line of sight to our 2010 sales and revenues goal of $50+ billion.

Our focus now is on execution—relentless execution of the strategy we unveiled to all employees in late 2005 and to our worldwide dealers and strategic suppliers in early 2006. This strategy clearly articulates our bold goals in the areas of people, product and process performance and profitable growth. Achieving it will require breakthrough changes in several areas of our business.

A NEVER-ENDING FOCUS ON SAFETY AND ENGAGEMENT

In 2000, we examined our enterprise safety performance and were disappointed to discover how far we were from our goal of an injury-free workplace. One injured employee is one too many—and our performance six years ago was unacceptable. But bringing our poor safety numbers to light has led to significant changes in our physical work environment and our culture. Today, our people know that nothing, not production or profits, is more important than safety. We've made safety excellence the highest priority for our leaders. And we've set the expectation that each of us has a personal responsibility to improve our own health and safety and that of our coworkers.

The results are encouraging. Recordable injuries have dropped by 66 percent since 2000. In 2006, 548 fewer people were injured on the job than in 2005—despite working 18 million more hours. More than 50 facilities ended the year without a single recordable injury. And 87 facilities—representing approximately 23,500 employees—have achieved world-class safety performance. Their success is proof that we can reach our ultimate goal of zero injuries as a company. But we still have much work to do. We're upping our investment in training, increasing our focus on ergonomics to address the "strains and sprains" that comprise a significant portion of our injuries and deploying Vision Zero—our uniform, standardized safety process—across the company.

Making safety our top priority is really about putting people first, and we're making positive strides in this area. Employee engagement is how we measure our people's commitment, work effort and desire to stay at Caterpillar. In 2002, just three of our divisions had engagement scores higher than 70 percent. Today, 17 divisions—comprising more than 31,000 employees—do, and eight have topped 80 percent. To reach our 2010 goal of 90 percent engagement company-wide, we'll continue to focus on building the values-based culture described in *Our Values in Action*, the update to our Worldwide Code of Conduct published in 2005.

A CONSTANT PUSH FOR HIGHER LEVELS OF QUALITY AND VELOCITY

Delivering the highest quality products when and where customers need them has been the hallmark of Caterpillar's success for more than 80 years. But we can't rest on our reputation. Exploding demand and supply constraints have caused us to hit a plateau in product quality. And our velocity performance—our ability to serve customers better and faster with less inventory tied up in the supply chain—also needs improvement. Our customers don't want excuses; they want and deserve excellence. We're committed to achieving the high levels of performance they demand.

In late 2006, we established a corporate product quality organization to help drive common processes, metrics and simplification across our diverse organization, with 6 Sigma at the foundation. Time and again, our people—using 6 Sigma methodology—have found solutions to tough problems, and we're confident that refocusing our 6 Sigma human resources on quality will deliver the results we need. We've also merged three of our largest U.S. facilities—Aurora, Decatur and East Peoria, Illinois—into one organization and restructured three product-focused divisions into two industry-focused divisions. These organizational shifts will enable us to share technology and processes, build consistency among products and create closer connections with customers—leading to higher quality, improved velocity and lower product development costs.

AN UNRELENTING QUEST TO GET BETTER

Ultimately, we believe the Caterpillar Production System holds the key to breakthrough improvement in safety, quality, velocity and cost. In 2007, our focus is on worldwide deployment. Each of our facilities will implement an operating system that eliminates waste, a cultural system that improves the way we work together and a management system that creates measurements and structure to support continuous improvement. The Caterpillar Production System is the driving force behind our efforts to produce the highest quality

STOCKHOLDER INFORMATION

PROFIT PER SHARE [1]
(diluted)


$1.15
$1.56
$2.88
$4.04
$5.17
02
03
04
05
06

DIVIDENDS DECLARED PER SHARE [1]
(dollars)


$0.70
$0.72
$0.80
$0.96
$1.15
02
03
04
05
06

CLOSING STOCK PRICE [1]
(December 31)


$22.86
$41.51
$48.76
$57.77
$61.33
02
03
04
05
06

(1) Adjusted for the 2005 2-for-1 stock split.

CASH FLOW HIGHLIGHTS

(dollars in millions)


STOCK REPURCHASED
$0
$405
$539
$1,684
$3,208
02 03 04 05 06
CAPITAL EXPENDITURES[1]
$728
$682
$926
$1,201
$1,593
02 03 04 05 06
PENSION CONTRIBUTIONS
$197
$720
$677
$912
$45
02 03 04 05 06

(1) Excluding equipment leased to others.

RODUCTS

ıality, durability and performance under the most demanding conditions.



ticulated Trucks



Backhoe Loaders



Compactors



aterial Handlers



Motor Graders



crapers



Skid Steer Loaders



Track Loaders



/heel Excavators



Wheel Loaders



Electric Power

EXECUTIVE OFFICE



Stu Levenick
Group President

Doug Oberhelman
Group President

Jim Owens
Chairman and CEO

Garry Shaheen
Group President

Gérard Vittecoq
Group President

Steve Wunning
Group President

products as efficiently and safely as possible. We expect it to have a profound positive impact on our results—financial and otherwise—over the 2007 to 2010 deployment period.

Another key to our success is continued growth on the service side of our business. Our service-related businesses—aftermarket parts, Cat Financial, Cat Insurance, Cat Logistics, Cat Reman, OEM Solutions, Solar Turbine Customer Services and our newest acquisition, Progress Rail—deliver profitable growth and earnings stability. They also contribute to greater price realization, increased parts sales, improved asset utilization and stronger customer relationships. As we grow in the services area, we're looking for opportunities to leverage our product and process knowledge, our global distribution network and our ability to develop integrated solutions. We have a focused strategy to pursue markets where Caterpillar is uniquely qualified—and where we can offer a differentiated, high-value service to customers. In 2006, our service-related businesses delivered approximately a third of our total sales and revenues. We plan to grow that contribution to 37 to 40 percent by 2010.

A RENEWED COMMITMENT TO TAKING "OUR TURN"

While our business grows and changes, the values that guide our behavior and our relationships with those around us do not. Integrity, excellence, teamwork and commitment are at the foundation of our success past, present and future. We know that generations of Caterpillar people before us built an honorable reputation and an exceptional culture through their words and deeds. And we know it's our turn now to carry the banner. I have every confidence in Team Caterpillar's ability to do so, and I look forward to taking "our turn" together in 2007. Relentless execution is the focus as we work to achieve the challenging goals we've set for ourselves—and deliver on the promises we've made to our customers, our investors and one another.



Jim Owens, Chairman and CEO,
Caterpillar Inc.

INDUSTRIES

Focused and aligned to give customers the full benefit of our capabilities.



Demolition and Scrap



Forestry



General Construction



Governmental



Heavy Construction


C27
CAT

Industrial/OEM



Landscaping



Marine



Mining



Oil and Gas



On-Highway Transportation



Pipeline


CAT Rental Power

Power Generation


CATERPILLAR

Quarry/Aggregates



Railroad



Waste

Caterpillar is in the business of making progress possible. Our 94,593 employees and 182 dealers work together across six continents to serve customers in the world's most important industries. With a broad portfolio of leading products, technologies and brands, with a wide array of value-added services, with one of the world's largest integrated logistics organizations, Caterpillar is committed to building a better world tomorrow with the work it does today.



WORLDWIDE LOCATIONS

	NORTH AMERICA	EUROPE, AFRICA, THE MIDDLE EAST AND THE COMMONWEALTH OF INDEPENDENT STATES (EAME)	ASIA/PACIFIC	LATIN AMERICA



	NORTH AMERICA	EAME	ASIA/PACIFIC	LATIN AMERICA
TOTAL SALES AND REVENUES (dollars in millions)	$22,007	$10,664	$5,005	$3,841
MACHINES	$14,215	$6,223	$3,080	$2,544
FINANCIAL PRODUCTS	$1,852	$377	$224	$195
CAT EMPLOYEES AT YEAR-END	49,018	24,845	7,499	13,231



	NORTH AMERICA	EAME	ASIA/PACIFIC	LATIN AMERICA
CAT DEALER EMPLOYEES AT YEAR-END	51,530	28,611	21,620	15,647



	NORTH AMERICA	EAME	ASIA/PACIFIC	LATIN AMERICA
CAT DEALERS	59	50	40	33

1) Does not include internal engine transfers of $2,310, $2,065 and $1,738 (dollars in millions) in 2006, 2005 and 2004, respectively. Internal engine transfers are valued at prices comparable to those of unrelated parties.

SERVICES

Innovative offerings that add value and contribute to customer success.



Financing



Insurance



Logistics



Maintenance and Support



OEM Solutions



Remanufacturing



Rental



Solar Turbine Customer Services



Track and Way Maintenance/



Training

BRANDS

The most trusted names in the world.

CATERPILLAR®

CAT®

CAT Financial

CAT Logistics

CAT Reman

CAT The Rental Store

FG WILSON

Perkins

PROGRESS RAIL SERVICES
A Caterpillar Company

Solar Turbines
A Caterpillar Company

Holt and Best) have earned 12 or more.



Forest Machines



Hydraulic Excavators



Off-Highway Trucks



Paving Equipment



Pipelayers



Track-Type Tractors



Underground Mining



Wheel Dozers



Generator Sets



Marine Engines



On-Highway Engines



Turbines

FIVE-YEAR FINANCIAL SUMMARY

(dollars in millions, except per share data)

Years Ended December 31	2006	2005	2004[4]	2003[4]	2002[4]
Sales and revenues	**$ 41,517**	$36,339	$30,306	$22,807	$20,185
Sales	**$38,869**	$34,006	$28,336	$21,048	$18,648
Percent inside the U.S.	**46%**	47%	46%	44%	45%
Percent outside the U.S.	**54%**	53%	54%	56%	55%
Revenues	**$ 2,648**	$ 2,333	$ 1,970	$ 1,759	$ 1,537
Profit[6]	**$ 3,537**	$ 2,854	$ 2,035	$ 1,099	$ 798
As a percent of sales and revenues	**8.5%**	7.9%	6.7%	4.8%	4.0%
Profit per common share[1,6]	**$ 5.37**	$ 4.21	$ 2.97	$ 1.59	$ 1.16
Profit per common share — diluted[2,6]	**$ 5.17**	$ 4.04	$ 2.88	$ 1.56	$ 1.15
Dividends declared per share of common stock	**$ 1.150**	$ 0.955	$ 0.800	$ 0.720	$ 0.700
Return on average common stockholders' equity[3,5]	**46.3%**	35.9%	30.0%	19.0%	14.4%
Capital expenditures:					
Property, plant and equipment	**$ 1,593**	$ 1,201	$ 926	$ 682	$ 728
Equipment leased to others	**$ 1,082**	$ 1,214	$ 1,188	$ 1,083	$ 1,045
Depreciation and amortization	**$ 1,602**	$ 1,477	$ 1,397	$ 1,347	$ 1,220
Research and development expenses	**$ 1,347**	$ 1,084	$ 928	$ 669	$ 656
As a percent of sales and revenues	**3.2%**	3.0%	3.1%	2.9%	3.3%
Wages, salaries and employee benefits	**$ 7,512**	$ 6,928	$ 6,025	$ 4,980	$ 4,360
Average number of employees	**90,160**	81,673	73,033	67,828	70,973

(1) Computed on weighted-average number of shares outstanding.
(2) Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock options and SARs, using the treasury stock method.
(3) Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).
(4) The per share data reflects the 2005 2-for-1 stock split, applied retroactively.
(5) In 2006, we adopted Statement of Financial Accounting Standard 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which changed the manner in which we account for postemployment benefits.
(6) In 2006, we adopted Statement of Financial Accounting Standard 123 (revised 2004), "Share-Based Payment," which changed the manner in which we account for stock-based compensation.

2006 was an extraordinary year for Caterpillar.

It was the best ever in terms of top-line sales and revenues and profit. The commitment of our employees, dealers and suppliers allowed us to achieve these financial results. What Team Caterpillar was able to accomplish in 2006 is a reflection of the diversity of the industries we serve, the global need for our products and services and the strength of our partnership with our dealers and suppliers.

We took advantage of our financial success, including strong cash flow, to fund growth in capacity, continue aggressive new product development, complete the strategic acquisition of Progress Rail, increase the dividend rate by 20 percent and buy back more than $3 billion in stock. These actions, driven by our enterprise strategy which leads us to achieve our Vision 2020, will deliver long-term benefits for our customers, employees and stockholders.

We anticipate great things for Caterpillar in 2007. Despite a sharp decline in two key North American industries, on-highway truck engines and U.S. housing, and an expected reduction in dealer inventories, we are projecting another record year in 2007. We expect to improve profit per share at a higher rate than sales and revenues, and that means a key focus in 2007 will be cost management. Looking beyond 2007, we're well-positioned to build on the extraordinary results we've delivered over the past few years. Our investment in new products has given us our strongest product line in history, and we're continuing to invest in our facilities around the globe to add capacity and improve our operations. Quality, velocity, process excellence with 6 Sigma and engaged employees are the foundations of our strategy to deliver financial results through the end of the decade that should be very rewarding to our stockholders. We are projecting sales and revenues in excess of $50 billion and compound annual growth in profit per share of 15 to 20 percent from 2005 to 2010.

FINANCIAL INFORMATION

SALES AND REVENUES
(dollars in millions)


$11,975
$13,678
$18,844
$22,931
$26,062
$6,673
$7,370
$9,492
$11,075
$12,807
$1,537
$1,759
$1,970
$2,333
$2,648
02 03 04 05 06
02 03 04 05 06
02 03 04 05 06
Machines
Engines
Financial Products

OPERATING PROFIT[1]
(dollars in millions)


$918
$1,199
$1,756
$2,431
$3,027
$173
$183
$589
$1,071
$1,630
$318
$393
$470
$531
$670
02 03 04 05 06
02 03 04 05 06
02 03 04 05 06
Machines
Engines
Financial Products

(1) Eliminations of ($89), ($105), ($131), ($249) and ($406) (dollars in millions) for 2002, 2003, 2004, 2005 and 2006, respectively, are required to arrive at consolidated operating profit.

SALES BY GEOGRAPHIC REGION

MACHINERY
(dollars in millions)

	2006	2005	2004
North America	**$14,215**	$12,822	$10,337
EAME	**6,223**	5,222	4,511
Asia/Pacific	**3,080**	2,905	2,486
Latin America	**2,544**	1,982	1,510

ENGINES[1]
(dollars in millions)

	2006	2005	2004
North America	**$5,940**	$4,887	$4,184
EAME	**4,064**	3,658	2,994
Asia/Pacific	**1,701**	1,508	1,452
Latin America	**1,102**	1,022	862

CUSTOMERS BY INDUSTRY

NEW MACHINE DISTRIBUTION TO END USERS
(2006 dealer reported worldwide distribution of Caterpillar machinery by major end use)



- 34% Heavy Construction
- 25% General Construction
- 19% Mining
- 9% Quarry & Aggregates
- 4% Paving & Compaction
- 4% Industrial
- 3% Forestry
- 2% Waste

NEW ENGINE DISTRIBUTION TO END USERS
(2006 worldwide distribution of Caterpillar engines)



- 29% Truck
- 27% Electric Power Generation
- 25% Petroleum
- 10% Industrial
- 9% Marine

(1) Does not include internal engine transfers of $2,310, $2,065 and $1,738 (dollars in millions) in 2006, 2005 and 2004, respectively. Internal engine transfers are valued at prices comparable to those of unrelated parties.

EXPORTS FROM THE U.S.
(dollars in millions)


North America
(Canada)
$1,979
EAME
$3,548
Asia/Pacific
$2,488
Latin America
$2,524

RESEARCH AND DEVELOPMENT
(dollars in millions)



$656
$669
$928
$1,084
$1,347
02 03 04 05 06

CORPORATE GIVING
(dollars in millions)



$13
$13
$17
$27
$29
02 03 04 05 06

FULL-TIME EMPLOYEES AT YEAR-END

	2006	2005	2004
Inside U.S.	**48,709**	43,878	38,128
Outside U.S.	**45,884**	41,238	38,792
TOTAL	**94,593**	85,116	76,920
BY REGION			
North America	**49,018**	43,933	38,396
EAME	**24,845**	23,137	22,169
Latin America	**13,231**	11,688	10,733
Asia/Pacific	**7,499**	6,358	5,622
TOTAL	**94,593**	85,116	76,920

SALES & REVENUES PER EMPLOYEE [1]
(dollars in thousands)



$284
$336
$415
$445
$460
02
03
04
05
06

(1) Total sales and revenues divided by average number of employees

BOARD OF DIRECTORS 2006

W. FRANK BLOUNT
Mr. Blount, 68, is chairman and CEO of JI Ventures, Inc. (venture capital) and TTS Management Corporation (private equity management). He is former chairman and CEO of Cypress Communications Inc. (telecommunications). He is also director of ADTRAN, Inc., Alcatel-Lucent S.A., Entergy Corporation and Hanson PLC and serves on the advisory board of China Telecom in Beijing. He has been a Caterpillar director since 1995.

DR. JOHN R. BRAZIL
Dr. Brazil, 61, is president of Trinity University (San Antonio, Texas) and former president of Bradley University (Peoria, Illinois). He was elected a director in 1998.

DANIEL M. DICKINSON
Mr. Dickinson, 45, is managing partner of Thayer Partners (private equity investment). He is a trustee of the BFI Canada Income Fund (BFC.UN Toronto Exchange). He became a Caterpillar director in 2006.

JOHN T. DILLON
Mr. Dillon, 68, is vice chairman of Evercore Capital Partners (advisory and investment) and senior managing director of the firm's investment activities and private equity businesses. He is the former chairman and CEO of International Paper (paper and forest products). He is also a director of E.I. duPont de Nemours and Company, Kellogg Co. and Vertis, Inc. He became a Caterpillar director in 1997.

EUGENE V. FIFE
Mr. Fife, 66, is managing principal of Vawter Capital LLC (private investment). He is also the non-executive chairman of Eclipsys Corporation (health information technology) and served as the interim CEO and president of Eclipsys from April to November 2005. He became a Caterpillar director in 2002.

GAIL D. FOSLER
Ms. Fosler, 59, is executive vice president and chief economist of The Conference Board (research and business membership). Prior to her current position, she was senior vice president of The Conference Board. She is also a director of Baxter International Inc. She has been a Caterpillar director since 2003.

JUAN GALLARDO
Mr. Gallardo, 59, is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling). He is former chairman of Mexico Fund Inc. (mutual fund) and former vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). He is also a director of Lafarge SA, Grupo Mexico, S.A. de C.V., and Mexicana de Aviacion and is a member of the Mexican Business Roundtable. He was elected a Caterpillar director in 1998.



COMMITTEE MEMBERSHIP AND OFFICERS (as of December 31, 2006)

AUDIT COMMITTEE
Eugene V. Fife, Chair
John R. Brazil
John T. Dillon
David R. Goode

COMPENSATION COMMITTEE
William A. Osborn, Chair
Daniel M. Dickinson
Edward B. Rust, Jr.
Joshua I. Smith

GOVERNANCE COMMITTEE
W. Frank Blount, Chair
Gail D. Fosler
Peter A. Magowan

PUBLIC POLICY COMMITTEE
Charles D. Powell, Chair
Juan Gallardo
Joshua I. Smith

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
James W. Owens

GROUP PRESIDENTS
Stuart L. Levenick
Douglas R. Oberhelman
Gerald L. Shaheen
Gérard R. Vittecoq
Steven H. Wunning

VICE PRESIDENTS

Kent M. Adams
Financial Products

William P. Ainsworth
Progress Rail Services

Ali M. Bahaj
Corporate Auditing & Compliance

Sidney C. Banwart
Human Services

Michael J. Baunton
Europe, Africa & Middle East Operations

Rodney C. Beeler
Asia Pacific Marketing

Mary H. Bell
Logistics

James B. Buda
Legal Services

David B. Burritt
Global Finance & Strategic Support

Rodney L. Bussell
Heavy Construction and Mining Products

Christopher C. Curfman
Global Mining

Paolo Fellin
Europe, Africa & Middle East Marketing

Steven L. Fisher
Remanufacturing

Thomas A. Gales
Latin America

Stephen A. Gosselin
Solar Turbines Incorporated

Hans A. Haefeli
Industrial Power Systems

John S. Heller
Systems & Processes

Richard P. Lavin
Asia Pacific Operations/SCM

William D. Mayo
North American Commercial

DAVID R. GOODE

Mr. Goode, 66, is former chairman, president and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director of Delta Air Lines, Inc., Russell Reynolds Associates and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

PETER A. MAGOWAN

Mr. Magowan, 65, is president and managing general partner of the San Francisco Giants (major league baseball team) and a director of DaimlerChrysler AG. He became a Caterpillar director in 1993.

WILLIAM A. OSBORN

Mr. Osborn, 59, is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He also is a director of Tribune Company. He was elected a Caterpillar director in 2000.

JAMES W. OWENS

Mr. Owens, 61, is chairman and CEO of Caterpillar Inc., a position he has held since February 2004. Since joining the company as a corporate economist in 1972, he has held numerous management positions worldwide—including president of Solar Turbines Incorporated and chief financial officer, group president and vice chairman of Caterpillar. Mr. Owens is director of Alcoa Inc., International Business Machines, The Institute for International Economics and the Council on Foreign Relations. He is also a member of The Business Council, Business Roundtable, the Manufacturing Council and the Global Advisory Council to The Conference Board. He became a Caterpillar director in 2004.

CHARLES D. POWELL

Lord Powell, 65, is chairman of Safinvest Limited (asset and investment management), LVMH Services Ltd. (luxury goods), Chairman of Magna Holdings (real estate investment), as well as former chairman of Phillips Fine Art Auctioneers and Sagitta Asset Management Limited. He also serves as a director of LVMH Moet-Hennessy Louis Vuitton, Mandarin Oriental International Ltd., Northern Trust Global Services Limited, Textron Corporation, Schindler Holding Ltd. and Yell Group plc. He has been a Caterpillar director since 2001.

EDWARD B. RUST, JR.

Mr. Rust, 56, is chairman, CEO and President of State Farm Mutual Automobile Insurance Company (insurance). He is also president and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates, as well as trustee and president of State Farm Mutual Fund Trust and State Farm Variable Product Trust. He is a director of Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. He became a Caterpillar director in 2003.

JOSHUA I. SMITH

Mr. Smith, 66, is chairman and managing partner of the Coaching Group, LLC (management consulting), where he has served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He serves as a director of Federal Express Corporation and The Allstate Corporation. He has been a Caterpillar director since 1993.



Daniel M. Murphy
Global Purchasing

Gerald Palmer[1]
Wheel Loaders & Excavators

James J. Parker
Power Systems & OEM Solutions

Mark R. Pflederer
Technology & Solutions

Edward J. Rapp
Building Construction Products

William J. Rohner
Electric Power

Cristiano V. Schena
Motion & Power Control

William F. Springer
Marketing & Product Support

Gary A. Stampanato
Infrastructure Product Development

Gary A. Stroup
Large Power Systems

James D. Waters
Caterpillar Production System

Robert T. Williams
U.S. Operations

GENERAL COUNSEL AND SECRETARY
James B. Buda

CHIEF FINANCIAL OFFICER
David B. Burritt

CHIEF INFORMATION OFFICER
John S. Heller

CHIEF TECHNOLOGY OFFICER
Mark R. Pflederer

CHIEF ETHICS AND COMPLIANCE OFFICER
Ali M. Bahaj

CONTROLLER
Bradley M. Halverson

TREASURER
Kevin E. Colgan

ASSISTANT TREASURER
Robin D. Beran

ASSISTANT SECRETARIES
Tinkie E. Demmin
Laurie J. Huxtable

NEW VICE PRESIDENTS



William P. Ainsworth
Progress Rail Services



Gary A. Stampanato
Infrastructure Product Development

(1) Retired effective December 31, 2006

SUPPLEMENTAL STOCKHOLDER INFORMATION

STOCKHOLDER SERVICES

Registered stockholders should contact:

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
Phone: (866) 203-6622 (U.S. and Canada)
(201) 680-6578 (Outside U.S. and Canada)
Hearing Impaired: (800) 231-5469 (U.S. or Canada)
(201) 680-6610 (Outside U.S. or Canada)
Internet: www.melloninvestor.com

Caterpillar Assistant Secretary
Laurie J. Huxtable
Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
Phone: (309) 675-4619
Fax: (309) 675-6620
E-mail: catshareservices@cat.com

Shares Held in Street Position
Stockholders that hold shares through a street position should contact their bank or broker with questions regarding those shares.

STOCK PURCHASE PLAN

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-stockholders can request program materials by calling: (800) 842-7629 (U.S. and Canada) or (201) 680-6578 (outside the U.S. and Canada). The Investor Services Program materials are available online from Mellon's website or linked from www.cat.com/dspp.

INVESTOR RELATIONS

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the Company should contact:

Director of Investor Relations
Mike DeWalt
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Phone: (309) 675-4549
Fax: (309) 675-4457
E-mail: catir@cat.com
Internet: www.cat.com/investor

COMMON STOCK (NYSE: CAT)

Listing Information
Caterpillar common stock is listed on the New York and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland. Caterpillar voluntarily delisted from the NYSE Arca Exchange (formerly Pacific Stock Exchange) in January 2007.

Compliance
For 2006, Caterpillar filed Annual CEO Certifications in compliance with New York and NYSE Arca stock exchange rules and CEO/CFO certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges
Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2006		2005[1]	
QUARTER	HIGH	LOW	HIGH	LOW
First	**$77.21**	**$57.05**	$49.98	$43.20
Second	**$82.03**	**$64.41**	$51.49	$41.31
Third	**$75.43**	**$62.09**	$59.88	$47.43
Fourth	**$70.92**	**$58.82**	$59.84	$48.25

(1) Price ranges reflect July 2005 2-for-1 stock split.

Number of Stockholders
Stockholders of record at year-end totaled 39,075, compared with 38,329 at the end of 2005. Approximately 63 percent of our issued shares are held by institutions and banks, 30 percent by individuals and 7 percent by employees through company investment plans.

Caterpillar qualified investment plans held 40,025,772 shares at year-end, including 5,087,149 shares acquired during 2006. Non-U.S. employee stock purchase plans held an additional 4,848,066 shares at year-end, including 721,024 shares acquired during 2006.

COMPANY INFORMATION

Current Information
Phone our Information Hotline–(800) 228-7717 (U.S. or Canada) or (858) 244-2080 (outside U.S. or Canada)–to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook or request a copy of results by fax or mail.

Request, view or download materials online or register for e-mail alerts by visiting www.cat.com/materialsrequest.

Historical Information
View/download online at www.cat.com/historical.

ANNUAL MEETING

On Wednesday, June 13, 2007, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Q Center in St. Charles, Illinois. Proxy materials are being sent to stockholders with this report on or about April 28, 2007.

INTERNET

Visit us on the Internet at www.cat.com. Information contained on our website is not incorporated by reference into this document.

CREDITS

Produced by
Caterpillar Corporate Public Affairs

Design and Writing
VSA Partners, Inc.

Photography
Mitch Colgan, Colgan Photographic
Marc Esser, Caterpillar Inc.
Mike LaVallier, Caterpillar Inc.
Mike Louagie, Freelance Photographer
Norwegian Cruise Lines
Dennis Slape, Freelance Photographer
Peter Stauffer, Caterpillar Inc.
Antonio Tamburini, Antonio Tamburini-fotografo

Printing
Williamson Printing Corporation
ISO9001:2000, ISO14001:2004,
FSC Certification SGS-COC-3048

Safe Harbor Statement
Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements. Actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic, political or competitive conditions; market acceptance of the company's products and services; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its Annual Report on Form 10-K filed on February 23, 2007. We do not undertake to update our forward-looking statements.

Forest Stewardship Council Chain of Custody certification ensures that the forest resources used throughout the papermaking process meet stringent guidelines--from the forest to the finished product.

FSC

Mixed Sources

Product group from well-managed forests, controlled sources and recycled wood or fiber

Cert no. SGS-COC-3048
www.fsc.org
© 1996 Forest Stewardship Council





2006 SUSTAINABILITY REPORT

ENDLESS



CATERPILLAR®

ABOUT THIS REPORT

This report, our second annual, was created to help our employees and other stakeholders understand how we are enabling sustainable development and driving business growth in areas we believe are of the most strategic importance to Caterpillar: energy, materials, mobility and development.

> Pages 6-29 contain a series of photo essays and metrics, providing an overview of our involvement in areas key to sustainable development. This section highlights a cross section of projects and initiatives, but is not meant to reflect the entirety of our strategy.

> Pages 30-36 feature a more detailed discussion of our strategies, accomplishments, challenges and future plans in each area.

RAPID POPULATION GROWTH.

LIMITED NATURAL RESOURCES.

STRAINED ECOSYSTEMS.

NO SIMPLE SOLUTIONS.

The concept of sustainable development—meeting the needs of the present without compromising the ability of future generations to meet their own needs—poses many challenges. It also presents many possibilities for Caterpillar, our dealers and our customers. The areas in which we operate—energy, materials, mobility and development—represent society's basic needs and are fundamental economic drivers. For us, the challenges are numerous, but so are the opportunities to develop new solutions, profitably grow our businesses and help create a more sustainable world.

The challenges and opportunities are endless.

Caterpillar customers operate in industries—infrastructure development, mining, energy, forestry, transportation and others—that are at the heart of many of the world's sustainable development challenges. Every day, Caterpillar people look for opportunities to apply our expertise and technology to address these issues. We work to provide solutions that make our customers' businesses more viable. And we strive to make the intelligent choices that will allow both our company and our planet to prosper. Ultimately, we believe the sustainability of our world and the sustainability of our business are inseparable.

THE BUSINESS OF SUSTAINABLE DEVELOPMENT

Customers have long turned to Caterpillar for machines and engines that do the world's work—productively, efficiently and cost effectively. More and more, they're also looking to us for solutions to lower emissions, use energy and fuels more efficiently and operate with less environmental impact. Providing such solutions is a growing business. Consider these examples:

> We invested more than $2 billion over the last 10 years developing cleaner products, including ACERT® Technology and SoLoNOx™—solutions that dramatically reduce diesel engine and gas turbine emissions while meeting customer expectations for durability, fuel efficiency and performance. As a result, we retain our leadership positions in important industries.

> We grew our remanufacturing business 67 percent between 2001 and 2006—educating customers, governments and policymakers to help remove barriers and expand the market for this advanced recycling process. We are a leader in this $100 billion global industry that conserves nonrenewable resources and provides cost-effective repair options for customers.

> We continue to work with governments to promote the use of alternative fuels such as landfill gas, coal seam methane and digester gas for distributed power generation. About 5 percent of our Solar® gas turbines, for example, currently operate on gases such as these, which are often wasted and potentially harmful. Increasing our ability to convert these gases into clean energy not only reduces greenhouse gas (GHG) emissions, but also represents a significant opportunity for growth.

These are just three examples of how we're applying technology to turn existing problems into business solutions. Our work is proof that supporting sustainable development can create value for our customers, investors and environment. Certainly, we haven't identified all possible solutions—or opportunities—but we are moving our business strategies toward sustainable development. First, we're improving the energy efficiency, increasing the remanufacturability and reducing the negative environmental impact of our products and services. Second, we're expanding and creating new markets for our products and services by supporting incentives for technology development and deployment. And third, we're working with customers and other stakeholders to share technologies and best practices. You'll see examples of each strategy in action in this report.

THE CHALLENGE OF CLIMATE CHANGE

The issue of GHG emissions is one significant area in which our core businesses and the challenges of sustainable development merge. We believe we can best serve our stakeholders by providing solutions such as energy-efficient products and technologies and by finding policy solutions that both support sustainability and meet the needs of our customers. As a major partner with the coal mining and oil and gas industries, for example, we have a tremendous interest in securing the long-term viability of these energy sources. We believe much of the world's progress and prosperity depends on maintaining these fuels as safe, secure, reliable and low-carbon-emissions sources of energy. Similarly, clean diesel engines and combined heat and power applications are critical technologies that can significantly enhance energy efficiency and should be included as solutions to address climate change.

To encourage reasonable yet environmentally effective standards in these and other industries, Caterpillar is actively engaged in supporting public policies that reduce GHG emissions and promote market-based approaches to climate change initiatives. As a member of the U.S. Climate Action Partnership (USCAP), we are calling on U.S. policymakers to establish a mandatory emissions reduction program to address climate change—specifically, a federal approach that's well integrated into a harmonized global system of GHG emissions-reduction initiatives and avoids local or regional development of separate paths. We support emissions standards based on thorough, peer-reviewed science that allow industry and public input. We seek fair and flexible approaches to these standards, as well as incentives for new technology and early action. We join the members of USCAP in urging the U.S. Congress to specify a target zone aimed at reducing emissions 60 to 80 percent by 2050.

Ultimately, the goals of reduced GHG emissions and economic growth are not mutually exclusive. We believe addressing climate change will provide more opportunities for industry and the economy. That's why a market-based approach that encourages innovation, both in the discovery of new energy sources and in the development of new technologies to improve the use of existing resources, is so important. Governments will implement the policies and regulations, but business will provide the solutions—and Caterpillar is committed to being at the forefront.

OUR SUSTAINABLE DEVELOPMENT JOURNEY

Last year, we published our first sustainability report. I know some readers were surprised to learn that Caterpillar is pursuing sustainable development as a business—and even more surprised to discover all we've been doing in this area over the years. For us, the process of producing our first report was a significant learning experience. It showed us the importance of having an "outside-in" perspective, being less internally focused and more globally and strategically relevant. It also helped us see clearly the many challenges we face and the critical need to embed the pursuit of sustainable development across our organization.

In 2005, when we introduced our enterprise strategy, we identified sustainable development as a "strategic area of improvement"—an area that requires enterprise-wide focus and commonality to achieve our goals. I believe our organization as a whole is increasing its understanding of the principles of sustainable development. As expected, some individual business units are struggling to understand how to apply these principles. In addition, we made a conscious decision to focus our efforts in 2006 on participating in the development of policy principles for U.S. federal-level GHG emissions-reduction efforts and engaging some of our largest customers to better understand their sustainable development needs. As a result, we did not make as much progress as originally planned on other, internal sustainable development initiatives. In the months and years ahead, however, we are committed to helping every employee understand the complexity of sustainable development—and helping every business unit translate that understanding into growing, profitable business models.

We have made progress in achieving the targets established in last year's report. I am both encouraged by that progress and aware that we still have much to do. We know that enabling sustainable development is an ongoing journey, and we're focused on being a leader on this front. We have real contributions to make—contributions that over the long term will benefit our business, our customers and our investors and help to create a more sustainable world. Our journey continues.

Jim Owens, Chairman and CEO
Caterpillar Inc.



ADVISORS

Our thanks to the advisory council of experts who provided input and guidance. Their inclusion on this list merely indicates they provided feedback and in no way implies they endorse the contents of this report.

Luke Danielson
Attorney and Researcher
International Center for Law and Development

George C. Eads
Vice President
CRA International

Keister Evans
Executive Director
Tropical Forest Foundation

Margaret Flaherty
Managing Director
World Business Council for Sustainable Development

Bradley Googins
Executive Director
Boston College Center for Corporate Citizenship

Stephanie Hanford
President
Connectivity Consulting, LLC

Stuart L. Hart
S.C. Johnson Chair in Sustainable Global Enterprise
Johnson Graduate School of Management, Cornell University

Calestous Juma
Professor of the Practice of International Development
John F. Kennedy School of Government, Harvard University

Fred Krupp
President
Environmental Defense

Thomas E. Lovejoy
President
Heinz Center for Science, Economics and the Environment

Geoff Lye
Vice Chairman
SustainAbility Ltd/Inc

Research Fellow
Green College, Oxford

Mark B. Milstein
Professor and Director
Center for Sustainable Global Enterprise, Cornell University

William R. Moomaw
Professor and Director, International Environmental Policy
The Fletcher School, Tufts University

Kevin Sweeney
Independent Consultant
Visiting Faculty
University of California, Berkeley

Michael Tost
Principal Advisor, Sustainable Development
Communications & External Relations Department, Rio Tinto plc

William A. Wallace
Past President
Engineers Without Borders – USA

Durwood Zaelke
Partner
Zelle, Hofmann, Voelbel, Mason & Getty

These graphs provide a snapshot of performance according to a set of key indicators. Over time, as we continue to integrate sustainability into our business systems, our reporting will evolve to reflect additional goals and targets.

Ahead of Schedule ○
On Schedule ◎
Behind Schedule ○
No Target Established ⊘

○ **GREENHOUSE GAS INTENSITY**[1] (metric tons of CO_2 equivalent per million dollars of normalized revenue)

◎ **PERCENT OF MATERIAL RECYCLED** (pounds recycled waste/ pounds total waste) x 100

⊘ **LANDFILL/ INCINERATED WASTE**[1] (pounds per million dollars of normalized revenue)

⊘ **RECYCLED WASTE**[1] (pounds per million dollars of normalized revenue)

⊘ **HAZARDOUS WASTE**[1 2] (pounds per million dollars of normalized revenue)

⊘ **WATER USE**[1] (thousand gallons per million dollars of normalized revenue)


91.44
74.98
67.54
65.88
03 04 05 2010
28%
42%
57%
70%
03 04 05 2010
8,500
5,680
6,701
03 04 05
3,370
4,130
9,041
03 04 05
224
159
150
03 04 05
260
170
177
03 04 05

Except where otherwise noted, operations data from facilities represent an estimated 90 percent of Caterpillar's enterprise total but do not yet include Progress Rail operations. Facilities include wholly owned subsidiaries and ventures where we have a controlling interest greater than 50 percent. Certain 2006 numbers were not available at the time of publication.

(1) Normalized revenue is revenue adjusted for inflation from a 2002 base.

(2) Data represent U.S. facilities only. Definitions vary from state to state, but for Caterpillar typically include materials such as high pH cleaning solutions from manufacturing and remanufacturing operations and cleaning solutions, solvents and sludge from painting operations. Data prior to 2005 have been restated to reflect the availability of more complete and accurate information.

REMANUFACTURING
Data do not yet include Progress Rail operations

REMAN BUSINESS GROWTH
(percent revenue increase over 2001 base)


16%
38%
56%
67%
182%
03
04
05
06
2010

REMAN END-OF-LIFE "TAKE BACK" PERCENT
(actual end-of-life returns/ eligible returns) x 100


87%
90%
89%
88%
93%
03
04
05
06
2010

REMAN END-OF-LIFE "TAKE BACK" BY WEIGHT
(millions of pounds of end-of-life material received)


102
112
135
139
160
03
04
05
06
2010

REMAN REUSE AND RECYCLE TECHNOLOGY PROJECTS
(6 Sigma-based)


18
20
100
207
160
03
04
05
06
2010

LOST-TIME CASE FREQUENCY[3]
(lost-time injuries per 200,000 hours worked)


2.90
1.96
1.29
1.05
0.3
03
04
05
06
2010

RECORDABLE INJURY FREQUENCY[3]
(recordable injuries per 200,000 hours worked)


6.06
4.99
3.92
3.07
1.19
03
04
05
06
2010

ON-HIGHWAY DIESEL ENGINES[4]
(pounds of particulate matter produced per year)


470.4
196.0
78.4
7.8
7.8
88
91
94
07
2010

SOLAR® GAS TURBINES[5]
(NOx emissions from SoLoNOx™ as a percent of NOx emissions from standard combustion systems)


100%
33%
20%
12%
85
92
95
06

(3) Safety data from facilities represent an estimated 100 percent of Caterpillar's enterprise total but do not yet include Progress Rail operations.
(4) Heavy-duty on-highway truck traveling 120,000 miles (193,116 km) per year with 2.97 hphr/mile.
(5) Centaur™ 50 turbine operating at full load on pipeline-quality natural gas at ambient temperatures above 0°F.

WORKPLACE SAFETY

EMISSIONS

ENERGY

Energy is at the heart of some of the world's most complex dilemmas, including supply and security issues as well as the challenges of economic development, poverty reduction and climate change. We are an active supplier to the industry and a leader in the development of innovative distributed power solutions. Through our products and services, we can help improve efficiency from extraction through conversion and beyond.

- **Extraction.** Our machines and engines are used in every aspect of bringing fuels to market. As known reserves of certain fossil fuels are depleted, we are helping the global energy sector extract, distribute and convert existing supplies as cleanly and efficiently as possible.

- **Conversion.** Our power generation products provide more than 135,000 megawatts of electricity worldwide, equal to the combined capacity of the 50 largest U.S. electric utility plants. As electricity use rises, our leadership—particularly in converting alternative fuels into clean electricity—is increasingly important in meeting this need and in reducing demand for fossil fuels.

- **Engagement.** Our employees are working with governments and regulatory agencies to establish meaningful energy and climate change policies, regulations and incentives—and with the marketplace to deploy the necessary technologies.

- **Operations.** Our business is growing and with it our manufacturing output. We are improving energy efficiency and reducing GHG emissions intensities at our facilities.

Please see pages 31-32 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.



(Photo on previous page)

RECOVERING OIL EFFICIENTLY

In determining future sources of energy, society cannot look at climate change alone, but must also address issues of energy security, independence and competitiveness. We have an important role to play in these areas through our work in Canada's Athabasca, Peace River and Cold Lake oil sands. Hundreds of Cat® machines—supported by 300 employees from Cat dealer Finning—are unearthing the estimated 1.7 to 2.5 trillion barrels of bitumen that lie here, part of the solution to the world's exploding demand for energy. The challenge is extracting oil from the sands in a way that maximizes efficiency and minimizes GHG emissions, pollution and other environmental issues. We're helping our customers address these challenges and ensure the oil sands are mined in the most efficient way possible.

CONVERTING VOLATILE GASES INTO CLEAN ELECTRICITY

For over two decades, we've been helping customers use Cat generator sets to produce power from alternative fuels—including methane from landfills, livestock manure, sewage treatment facilities and underground coal seams that would otherwise contribute to climate change. At mine sites in Australia, for example, our generator sets fueled by coal seam gas are powering roughly 30,000 homes while significantly reducing GHG emissions. In the United States, cow manure—an abundant, endlessly renewable resource—is increasingly being tapped as a source of clean power and a growing business opportunity. Farmers are using the animal waste to generate electricity that they then sell to local utilities.




GASES DE EXAUSTÃO
RESPIRC
23





SOLAR®GAS TURBINES
(NOx emissions from SoLoNOx™ as a percent of NOx emissions from standard combustion systems)




100%
33%
20%
12%
85 92 95 06

Centaur™ 50 turbine operating at full load on pipeline-quality natural gas at ambient temperatures above 0°F.

POWERING ALTERNATIVE FUEL PRODUCTION
This ethanol plant in Kansas uses two Solar® Taurus™ 70 gas turbines featuring low-emissions SoLoNOx™ combustion systems to power generators and steam boilers for production processes. A high-octane, renewable fuel derived from grains, ethanol is used in many countries to supplement fossil fuel supplies.



MATERIALS

With population growth comes an ever-increasing need for renewable and nonrenewable resources. As a major supplier to industries that meet this demand, we're involved from extraction through end-of-life recovery. With our dealers, we provide products, support and technology to help customers harvest materials efficiently and safely. And through remanufacturing, we make one of our greatest contributions to sustainable development—keeping nonrenewable resources in circulation for multiple lifetimes.

- **Extraction.** Many of our customers extract nonrenewable resources from the earth. Through alliance agreements, we help customers develop solutions to improve efficiency and productivity and reduce environmental impact.
- **Remanufacturing.** Our growing, profitable remanufacturing businesses return end-of-life components to same-as-new condition, reducing waste and minimizing the need for raw materials to produce new parts. In addition to remanufacturing our own components, we provide remanufacturing services for manufacturers that serve the rail, industrial, defense and automotive industries.
- **Engagement.** We continue to educate governments and other agencies worldwide on the difference between remanufactured and used products, thereby reducing market-access barriers and expanding the worldwide market for remanufactured goods.
- **Operations.** As we manufacture products, we consume significant amounts of steel and the materials used to process it into finished goods. We are reducing our need for materials by increasing product durability and pursuing life-cycle management strategies.

Please see pages 32-34 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.





(Photo on previous page)

RECYCLING FOR THE RAIL INDUSTRY

With our acquisition of Progress Rail in 2006, we expanded our remanufacturing focus and our customer base by more than 7,000. Progress Rail remanufactures, repairs and recycles used railcars, locomotives, rail and track—2.6 billion pounds in 2006. Joining Caterpillar will help the company expand into additional rail-related remanufacturing and take its unique salvage abilities to new customers around the world.

EXTRACTING ESSENTIAL RESOURCES

Through our products and services, we play an important role in helping miners extract and deliver coal, copper, iron ore, nickel and other metals and minerals as efficiently and cost effectively as possible. We're working with mines around the world to hold down the overall cost of providing raw materials and to protect the environments in which they operate. We also participate in the life cycle of resources in ways that might not be obvious. At Rio Tinto Minerals' Montana mine, for example, some of the talc extracted is used to produce a critical component in our catalytic converters—part of our diesel emissions reduction technologies.





CIRCULATING PRODUCTS FOR MULTIPLE LIFETIMES

Here in Corinth, Mississippi, advanced cleaning and salvage processes turn end-of-life water pumps, cylinder packs, transmissions and other components into Cat Reman products. Customers return end-of-life components, which are completely disassembled, remanufactured to exact specifications, assembled into finished remanufactured products, tested and packaged for sale. In total, Cat Reman recycled 139 million pounds of material in 2006. It's a business model that encourages responsible end-of-life practices by requiring a one-for-one exchange as part of every transaction. And unlike traditional recycling, remanufacturing doesn't expend additional energy to break down a used component into its raw materials. By reusing much of the original component, remanufacturing conserves most of the energy consumed in the original manufacturing process.



REMAN END-OF-LIFE "TAKE BACK" PERCENT
(actual end-of-life returns/ eligible returns) x 100


87%
90%
89%
88%
93%
03 04 05 06 2010

REMAN END-OF-LIFE "TAKE BACK" BY WEIGHT
(millions of pounds of end-of-life material received)


102
112
135
139
160
03 04 05 06 2010

REMAN REUSE AND RECYCLE TECHNOLOGY PROJECTS
(6 Sigma-based)


18
20
100
207
160
03 04 05 06 2010

Data do not yet include Progress Rail operations.

MOBILITY

The typical person spends about an hour a day traveling. In developing countries in particular, the need to travel and the economic means to support it are increasing rapidly. As the world's leading producer of diesel engines, we support the mobility that drives economies and connects people, and we are providing technologies and expertise to reduce the congestion, pollution and frustration caused by a growing transportation system.

- **New technologies.** Through ACERT® Technology, we have achieved dramatic reductions in regulated emissions. Today, our on-highway engines produce virtually zero particulate matter—and by 2014, our non-road engines will produce 95 percent less particulate matter than a decade ago. Ongoing investment in new technologies is critical to creating value for customers and protecting the environment.

- **Alternative fuels.** Using biodiesel fuel produced from plant oils in our products is one way to increase the use of renewable fuels, reduce dependence on crude oil and contribute to GHG emissions reduction. At the same time, proper standards and testing procedures are essential to ensure optimum engine performance for our customers.

- **Retrofit solutions.** Millions of diesel engines at work today were produced before existing emissions-reduction technology was developed. Our growing environmental technologies business—which provides diesel particulate filters, engine rebuild kits and other aftertreatment solutions for "legacy" products—helps reduce environmental impact.

- **Engagement.** Business alone cannot address the challenges associated with transport. We continue to work closely with many stakeholders to ensure the smooth introduction of new technologies and the establishment of technical standards for biodiesel and other alternative fuels.

Please see pages 34-36 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.





ENABLING SUSTAINABLE TRANSPORTATION

The World Resources Institute Center for Sustainable Transport, known as EMBARQ, is building partnerships to improve bus mass-transit systems, minimize congestion and reduce pollution in 13 large cities in Latin America and Asia. Because of our significant presence in this industry—and our proven expertise in developing clean diesel and retrofit solutions—the Caterpillar Foundation (a nonprofit organization funded from corporate operating profits) is supporting EMBARQ with a $7.5 million grant. We're actively involved as part of EMBARQ's board of investors and advisors, assessing performance to date and helping identify additional cities, and we're exploring ways to get our local dealers involved as well. In total, this $43 million sustainable transport initiative should lead to a measurable reduction in GHG emissions and improve quality of life for over 58 million people.

REDUCING EMISSIONS FROM LEGACY PRODUCTS

With the current state of regulated diesel emissions for new engines approaching zero in many parts of the world, the focus shifts to "legacy" products—those manufactured before existing technology was developed. Our retrofit solutions, which are available for products powered by Cat engines and other brands, help customers reduce emissions from their existing on-highway vehicle fleets, non-road machines and stationary equipment. In the United States, many school districts are taking advantage of the opportunity to update their school buses cost effectively, limit their students' exposure to emissions and improve overall air quality.




SCHOOL BUS
SCHOOL BUS


EJECTOR
740
CAT



DRIVING TO NEAR-ZERO EMISSIONS LEVELS

With ACERT®Technology, our diesel engines produce dramatically fewer oxides of nitrogen and near-zero particulate matter while maintaining durability, fuel efficiency and performance. Since 2003, we've shipped more than 487,000 on-highway diesel engines with ACERT Technology—and the number of machine models equipped with it continues to grow as well. By year-end 2007, approximately 95 percent of our new machines between 175 and 750 horsepower will feature this clean-diesel technology. Cat engines with ACERT Technology enable our customers to meet U.S. 2007 on-highway regulations—the most significant emissions reductions to date—and we already have engines with this technology in our test labs that meet more stringent 2010 on-highway and 2011 non-road regulations.

ON-HIGHWAY DIESEL ENGINES
(pounds of particulate matter produced per year)



470.4
196.0
78.4
7.8
7.8
88
91
94
07
2010

Heavy-duty on-highway truck traveling 120,000 miles (193,116 km) per year with 2.97 hphr/mile

DEVELOPMENT

In a world where half the population lives on less than $2 a day, development is essential. People need basic infrastructure that provides access to food, water, healthcare, schools, transportation and employment. But such development too often comes at a cost. The Millennium Ecosystem Assessment indicates two-thirds of world ecosystems are currently being degraded or used unsustainably, disproportionately affecting the world's poor for whom natural resources provide a daily lifeline. Identifying our role in addressing the dual imperatives of economic development and environmental sustainability is a challenge, and we are at the beginning of this journey. We are committed, however, to encouraging development that occurs in an increasingly balanced, planned and thoughtful manner.

> **Partners in development.** Engaging the developers of major infrastructure projects, including governments and funding institutions, may be the most effective way for us to increase our understanding and influence. We are committed to becoming more effective partners—building relationships with those who can help us explore new ways to improve quality of life while protecting the environment.

> **Employee health and safety.** The safety of our work environment directly contributes to employee quality of life. We have staked out a bold goal of zero injuries.

Please see page 36 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.


CATERPILLAR
COLAS



(Photo on previous page)

BUILDING A ROAD TO PROGRESS

In northwest Madagascar, the 300-kilometer (186-mile) road under construction by French company Colas will connect this region—one of the world's most isolated—to the rest of the island. More than 300 Cat machines are at work not just on the road itself, but also on building accommodations for workers, quarrying and transporting materials, and constructing facilities for concrete fabrication and equipment service and repair. Colas hired and trained nearly a thousand local workers for the project, which will result in improved transportation and better access to markets, schools, jobs, healthcare and a more reliable food and water supply.

GIVING THE POOR A WORKING CHANCE

Through strategic social investment, we hope to improve long-term business prospects by supporting societies where business can flourish. That fits well with the mission of Opportunity International, a microfinance organization with a proven track record of helping the world's poor wage their own battle against poverty. With the help of a $1.2 million grant from the Caterpillar Foundation, Opportunity International is expanding its programs in China and six African nations where Caterpillar has a presence. Providing small business loans and training to thousands of African women—many widows and caregivers to those orphaned by AIDS—is a small step toward breaking the cycle of poverty.





LOST-TIME CASE FREQUENCY
(lost-time injuries per 200,000 hours worked)



2.90
1.96
1.29
1.05
0.3
03 04 05 06 2010

RECORDABLE INJURY FREQUENCY
(recordable injuries per 200,000 hours worked)



6.06
4.99
3.92
3.07
1.19
03 04 05 06 2010

See page 5 for additional detail about data.

CREATING A ZERO-INJURY CULTURE

Improved quality of life extends to our own facilities, where employee safety is our number-one goal. In fact, none of our other goals matter if people are injured in the process of achieving them. Since 2003, we have cut recordable workplace injuries almost in half. Adjusting for increases in employment, that means more than 3,000 fewer employees were injured on the job in 2006 than three years ago. But we believe all accidents and injuries are preventable; therefore, our goal is zero—an aggressive target given our current performance. Vision Zero, the uniform safety process being deployed across our company, is at the heart of our efforts to achieve zero injuries, drive best practices and hold leaders accountable for results.



WORKPLACE SAFETY

LOST-TIME CASE FREQUENCY
A work-related injury that results in days away from work beyond the day of the original injury.

RECORDABLE INJURY FREQUENCY
A work-related injury that results in death, loss of consciousness, lost days, restricted days or transfer to a different job, medical treatment beyond first aid or a significant diagnosed injury or illness such as cancer or a fracture even though there is no medical treatment provided.



In our 2005 Sustainability Report, we pledged to develop a comprehensive, coherent strategy and dedicated staff to focus on sustainable development. In 2006, we focused our efforts on engaging our leadership to drive toward achievement of our 2010 goals, strengthening our metrics and data collection processes and creating organizational energy around sustainable development. Specific outcomes include publishing our first sustainability report, continuing to grow our existing remanufacturing businesses, acquiring Progress Rail, proceeding with the rollout of our clean-diesel ACERT® Technology in our on-highway engine and non-road machine product lines and taking a leadership role in the U.S. Climate Action Partnership. In addition to these efforts, we began to build momentum around the action plan provided in last year's report. Specific details are below.

◎ Goals
○ Accomplishments & Next Steps

SUSTAINABLE DEVELOPMENT ORGANIZATION

◎ By second quarter 2006, form strategy deployment organization to support enterprise-wide adoption of sustainable development as a business.

○ **In progress.** Initial staff was assigned in 2006. We're currently partnering with business units and key customers to integrate strategies, and additional support staff should be in place by third quarter 2007.

SUSTAINABLE DEVELOPMENT EDUCATION & ENGAGEMENT

◎ By year-end 2006, develop and conduct workshops for key internal leaders to align business strategies to support sustainable development.

○ **Incomplete.** Other priorities, including our participation in the U.S. Climate Action Partnership, delayed the execution of these workshops. We are on schedule to begin them by mid-year 2007.

◎ By first quarter 2007, develop and deploy sustainable development education to employees.

○ **In progress.** We're working with Caterpillar University, our internal learning organization, to develop employee learning modules and benchmark peer organizations. Delivery is expected in second quarter 2007.

◎ By year-end 2006, develop/refine processes for engaging internal and external stakeholders to identify specific initiatives that support sustainable development.

○ **In progress.** Specific examples are cited in the "Engagement" sections on the following pages. In 2007, our efforts will continue to focus on developing relationships with key stakeholders.

◎ By second quarter 2006, develop and publish a Caterpillar Sustainability Report for 2005.

○ **Complete.** Our first report was published in April 2006, the second in March 2007.

SUSTAINABLE DEVELOPMENT PERFORMANCE

◎ Incorporate sustainable development initiatives identified through engagement into business strategies.

○ **In progress.** Two 6 Sigma projects are under way to develop processes to identify our current sustainable development portfolio, engage customers, understand customer impediments and develop solutions/business models to address them. Both projects are scheduled for completion in 2007.

◎ By year-end 2006, establish/enhance operational goals, targets and metrics that support sustainable development.

○ **In progress.** Top-tier operational metrics were established and results reported in our 2005 report. In 2006, we focused our efforts on data collection and verification of these existing metrics. Third-party examination of these processes will be complete in first quarter 2007, and we'll continue to enhance them throughout the year. We'll also explore the value of establishing additional operational targets.

◎ By first quarter 2007, establish/enhance business goals, targets and metrics for products, services and solutions that support sustainable development.

○ **In progress.** Work is under way to establish base-line revenue performance and growth targets, and it will expand as we review the results of the 6 Sigma projects described above and establish additional metrics with management. We expect to complete this work by year-end 2007.

ENERGY:

As awareness and understanding of challenges related to energy and carbon emissions increase, so do demands for greater efficiency, lower emissions and more fuel flexibility. We help enable these improvements, both as a supplier to the extractive industries and as a provider of power generation products. We're also engaged in policy, regulatory, research and educational initiatives worldwide.

EXTRACTION—INCREASING OUR CUSTOMERS' OPERATING EFFICIENCIES

Customers use our machines, reciprocating engines and gas turbine engines to extract and distribute oil, gas and coal. Our focus is on increasing operating efficiencies to improve energy efficiency and reduce the environmental impact of obtaining and distributing these fuels.

> **Helping mining customers** operate more efficiently is the goal of our global mining forums. In 2006, we hosted four forums where more than 700 customers came together to share best practices, such as the benefits of well-maintained haul roads. Plans are in place to conduct at least three forums in 2007.
> **Improving equipment performance** helps mining customers enhance efficiency and minimize their environmental footprint. The high-efficiency, direct-drive power train system in our mining trucks, for example, transfers 85 to 90 percent of gross engine horsepower to the ground, helping customers move more tonnage per unit of fuel burned. As we begin to power our mining equipment with engines featuring ACERT® Technology, we expect an approximate 37 percent reduction in emissions of oxides of nitrogen and nonmethane hydrocarbons from these machines.
> **Remanufacturing, repowering and rebuilding** are cost-effective ways to enhance operational efficiency. In many cases, these processes can incorporate new technology to improve power output, fuel efficiency, emissions reduction and durability. They can also extend product lifetimes, reducing the disposal of aged products and improving the sustainability of customer operations over time.
> **Compressing and pumping fuels efficiently** is critical to customers who move large quantities of fuel to market daily. We provide high-efficiency, low-emissions engines for these applications. Our engines also efficiently and cleanly burn the fuel at hand—pipeline gas or oil—eliminating the need to transport additional fuel.

CONVERSION—DELIVERING HIGH-EFFICIENCY, LOW-EMISSIONS POWER

As energy needs increase, the demand for high-efficiency, low-emissions distributed power technologies is growing. Particularly in demand are products that can operate on alternative or renewable fuels while maintaining efficiencies and environmental performance. Providing these products is one of our core businesses, and we continue to develop and deploy technologies for both reciprocating engines and industrial gas turbines that meet the world's energy needs.

Engines powered by alternative fuels provide clean electricity

Our reciprocating engines deliver high efficiency and low emissions in distributed power applications. In the 1980s, we pioneered changes to fuel, combustion, cooling and lubrication systems—enabling these engines to operate on landfill, biomass digester, coal seam methane and other alternative gases. We continue to work with local officials and global trade organizations to promote clean energy product innovation.

> In 2003, we provided 24 generator sets to the Aterro Sanitario Municipal Bandeirantes landfill in Sao Paulo, Brazil—one of the world's largest. Methane previously flared off as waste gas provides power for over 7,000 homes, and GHG emissions eliminated are equal to that of 175,000 cars. Similar projects in other parts of the world are in the planning phases.
> In 2006, we were selected to supply 60 generator sets to what will be the world's largest coal seam methane power installation at the Sihe Coal Mine in Jincheng City, Shanxi Province, China. This plant will produce electricity from captured methane previously vented into the atmosphere, improving mine safety and eliminating over 4.5 million tons of GHG emissions over a 20-year period.
> Cat generator sets have powered the Appin and Tower Coal Mines Project in New South Wales, Australia—currently the largest coal seam methane installation—since 1994. The project has reduced methane emissions from both mine sites by 50 percent.

Gas turbines demonstrate excellent emissions performance

Solar® Turbines produces industrial gas turbine power systems, and its SoLoNOx™ combustion technology has reduced regulated emissions by nearly 90 percent since 1980. Solar is developing SoLoNOx to operate on alternative fuels. Because these fuels contain higher levels of contaminants than natural gas or diesel fuel, it can be difficult to control emissions, combustion stability and component durability—but Solar's ability to do so will provide a competitive advantage.

> Turbines with SoLoNOx are demonstrating exceptional emissions performance operating on gases typical of those associated with oil production. Emissions levels are more than 50 percent below those of conventional combustion turbines operating on these gases.
> A Mercury™ 50 recuperated gas turbine with a combustion system similar to SoLoNOx is generating electricity from landfill-type gas that otherwise would be wasted. It can produce 20 percent fewer GHG emissions and 66 percent fewer NOx emissions than typical products in its size class. Solar expects the Mercury 50 to be used in landfill applications in 2008.
> Gas turbines deployed in combined heat and power (CHP) systems can produce electricity and useful heat at very high efficiencies—70 to 90 percent, compared with 20 to 45 percent for modern single-cycle combustion turbines. In the first application of its kind for Solar, a Taurus™ 60 gas turbine has operated in a CHP configuration on coke oven gas in China since early 2006. Solar has sold two more Taurus 60 turbines into similar applications in China.

ENGAGEMENT—BUILDING ON OUR TECHNOLOGY LEADERSHIP

Technology development is key to improving efficiency and reducing the environmental impact of power generation; so too is rapid and large-scale deployment of technology. We're working to help establish meaningful policies and regulations, enhance research and development efforts and encourage the use of technologies in diverse applications.

In 2006, we joined:

- **Climate Midwest.** This workgroup comprised of companies headquartered in the U.S. Midwest and facilitated by the World Resources Institute focuses on issues of relevance to the region, including coal, bioenergy, agriculture and efficiency in the transport and power sectors. Members explore climate and energy challenges and opportunities and work to develop and implement corporate climate change strategies necessary to thrive in a GHG emissions-constrained world.
- **Energy Technologies Institute (ETI).** This United Kingdom-based public-private partnership—which includes BP, EDF Energy, E.ON UK, Rolls Royce and Shell—aims to accelerate the pace and volume of research activity to deploy technologies that deliver sustainable, secure and affordable energy solutions. As a member, we'll help shape the research agenda to develop solutions in critical and commercially viable areas, explore opportunities with other members, expand our global research footprint and establish long-term strategies.
- **U.S. Climate Action Partnership (USCAP).** As a founding member of this alliance, we are calling on U.S. policymakers to establish a mandatory emissions reduction program to address climate change. USCAP supports a market-driven policy framework based on six principles: 1) account for the global dimensions of climate change, 2) create incentives for technology innovation, 3) be environmentally effective, 4) create economic opportunity and advantage, 5) be fair to sectors disproportionately impacted and 6) reward early action. Other alliance members are Alcoa, BP American Inc., Duke Energy, DuPont, Environmental Defense, FPL Group, General Electric, Natural Resources Defense Council, Pew Center on Global Climate Change, PG&E Corporation, PNM Resources and World Resources Institute.

Solar® Turbines is also involved in a number of initiatives, including the U.S. Environmental Protection Agency's (EPA) Landfill Methane Outreach Program to explore alternative fuel applications. Solar is a founding member of the EPA's Combined Heat and Power Partnership, and a Solar customer has received this group's recognition for high efficiency and minimal environmental footprint every year the program has been active. Solar is also a member of the Renewable Energy and Distributed Generation Task Force, part of the Asia-Pacific Partnership on Clean Development and Climate Change, and in 2006 was elected to the board of directors of the Business Council for Sustainable Energy, which promotes clean energy technologies.

OPERATIONS—BETTERING OUR GHG EMISSIONS INTENSITY GOALS

We reduced GHG emissions intensity to 67.54 metric tons (MT) of CO_2 per million dollars of normalized revenue in 2005, against a target of 73.46 MT. Absolute levels of GHG emissions were 2.19 million MT of CO_2 equivalent (direct and indirect) in 2005, up 3.3 percent from 2.12 million MT in 2004. Over this same time period, sales volume increased 13 percent. With these results, we significantly bettered our U.S. EPA Climate Leaders' 2010 commitment to reduce emissions intensity 20 percent from the 2002 base. We are in an excellent position to exceed our internal 2010 goal of reducing GHG emissions by 35 percent from a 2002 base.

More than 80 6 Sigma projects—focused on heating efficiency, more efficient lighting and control of equipment—contributed to our 10 percent drop in GHG emissions intensity in 2005. As simpler projects are identified and solutions implemented, we are challenged to seek more innovative ways to reduce energy use. We are increasing the number of energy audits to look for less obvious opportunities. We've chartered a review of leased vehicles to determine where improvements can be made in fuel economy, thereby reducing GHG emissions. And we're encouraging our environmental, facility and operations professionals to review and replicate successful projects.

GREENHOUSE GAS INTENSITY
(metric tons of CO_2 equivalent per million dollars of normalized revenue)



91.44
74.98
67.54
65.88
03
04
05
2010

See page 4 for additional detail about data.

MATERIALS:

Materials—particularly iron—are essential to modern life. Society uses 20 times more iron in the form of steel than all other major metals combined. At Caterpillar, we not only rely on iron for our products, but also play a major role in its extraction, as well as that of other renewable and nonrenewable materials. We support intelligent management of natural resources and promote responsible use and re-use of commodities, inside and outside our facilities.

EXTRACTION—HELPING OUR CUSTOMERS WORK MORE SUSTAINABLY

Through strategic partnerships with customers, we help promote efficient extraction with minimal environmental impact. Our alliance with mining company Rio Tinto, for example, involves joint projects focused on health, safety and environmental goals. Specific projects involving operator and spectator sound suppression and machine idle time reduction to minimize fuel burn and emissions have been completed or are in progress.

We also bring together organizations that share mutual goals. In 2006, knowing that many of our large global mining customers share a commitment to managing biodiversity, conserving habitats and reducing environmental impact, we facilitated meetings with the Tropical Forest Foundation, a nonprofit organization of which we are a founding member. We believe many collaboration opportunities exist as we work to understand biodiversity and its impact on business, society and economic development. Specifically, the Tropical Forest Foundation may be able to help our global mining customers evaluate roads to new mine sites, provide guidance on mapping and documenting surrounding areas, offer advice on local capacity building and provide leadership on reforestation and land reclamation.

REMANUFACTURING—MINIMIZING MATERIAL USE THROUGH ADVANCED RECYCLING

Our contributions to material efficiency continue to grow through our remanufacturing businesses. Remanufacturing is advanced recycling, applying unique inspection, disassembly, cleaning and salvage processes to transform end-of-life components into same-as-new remanufactured products. It's a cost-effective, environmentally responsible repair alternative for customers. We are one of the world's largest remanufacturers—Cat Reman and Progress Rail combined recycle over 2.7 billion pounds of end-of-life products a year. Through our global remanufacturing reverse logistics network, close to 90 percent of end-of-life components exchanged for a remanufactured product are returned to Caterpillar. That's nearly three times higher than most traditional consumer recycling programs around the world.

Documented environmental benefits

Remanufacturing reduces material consumption and waste and conserves a large portion of the labor and energy added to the original raw material. In 2006, we conducted a limited study to examine the environmental footprint of the processes to manufacture and remanufacture an engine cylinder head. We are encouraged by the preliminary results and have commissioned further studies to refine and expand on these findings.

CYLINDER HEAD PRODUCTION	REMAN VS. NEW*
GHG emissions	>50% less
Water use	>90% less
Energy use	>80% less
Material use	>99% less
Landfill space	>99% less

* Study did not include the upstream impact of extracting, transporting and processing raw materials to produce the new part

We are working to integrate this kind of life-cycle analysis into our product and process development. A benchmark example is our "design for remanufacturing" process released enterprise-wide in 2006. This process ensures all new products are designed to optimize their remanufacture or recycling at the end of their useful life.

Growing, profitable business opportunities

We also offer remanufacturing services to original equipment manufacturers that serve the rail, industrial, defense and automotive industries. We took a major step forward in 2006 with the acquisition of Progress Rail, one of the largest service providers in the rail industry. Progress Rail remanufactures and recycles used railcars, locomotives, rail and track, and its full distribution network will help us expand into new markets. We will help Progress Rail broaden its reach into China, Europe, India, Russia and other parts of the world and boost its capabilities to repair and rebuild locomotive engines, another growing business opportunity.

To support our customers and continue to grow our remanufacturing business in the Asia/Pacific region, we opened our first Asian remanufacturing center in Shanghai, China, in 2006. We were the first wholly owned foreign entity to receive a remanufacturing license in China and signed a letter of intent with China's National Development and Reform Commission (NDRC) to help China as it establishes policies related to growing its remanufacturing industry. We are providing expertise to help the NDRC and Chinese research institutions pursue China's 4R initiative: reduce, reuse, recycle and remanufacture.

Remanufacturing and product upgrades are a rapidly growing business for Solar® Turbines as well. Virtually all of Solar's products can be remanufactured, which is a key differentiator for customers. By overhauling gas turbines and gas compressors, for example, Solar restores performance and extends product life, eliminating the need to dispose of equipment and replace it with new. Many of these products have a 30-year-plus life cycle. Solar's innovative engine exchange program also allows customers to receive the benefits of a remanufactured product—including power output, fuel efficiency and durability that can be superior to the original product—without significant downtime.

ENGAGEMENT—EXPANDING THE MARKET FOR OUR PRODUCTS AND SERVICES

Free and fair trade of remanufactured goods helps customers worldwide reduce waste and ensures the remanufacturing industry can provide solutions to a global marketplace. Unfortunately, market-access barriers continue to present challenges. Barriers range from remanufactured products being classified as used goods—which subjects them to non-tariff barriers or high-tariff surcharges—to cases of outright bans on importation. We're working closely with governments worldwide to modernize laws.

- We were strong advocates for new free trade agreements with Oman and Bahrain, which marked a significant step toward continued worldwide acceptance of remanufacturing.
- We continue to work with the U.S. Trade Representative's Office, U.S. Department of Commerce, Asia-Pacific Economic Cooperation and World Trade Organization to eliminate barriers, educate policymakers and other officials about the difference between remanufactured and used products and explain the customer, business and environmental benefits.
- We are maintaining and strengthening relationships with countries that have established free trade agreements in an effort to capture and quantify the benefits.

Another way in which we help create markets for recycled materials is through Cat World Trading Corporation (CWTC). CWTC supports intelligent management of the world's natural resources; promotes responsible use of reusable commodities to Caterpillar, suppliers, industry partners and customers; and generates incremental sales through the trade of


PERCENT OF MATERIAL RECYCLED
(pounds recycled waste/ pounds total waste) x100
28%
42%
57%
70%
03 04 05 2010
LANDFILL/INCINERATED WASTE
(pounds per million dollars of normalized revenue)
8,500
5,680
6,701
03 04 05
RECYCLED WASTE
(pounds per million dollars of normalized revenue)
3,370
4,130
9,041
03 04 05
HAZARDOUS WASTE
(pounds per million dollars of normalized revenue)
224
159
150
03 04 05
WATER USE
(thousand gallons per million dollars of normalized revenue)
260
170
177
03 04 05

See page 4 for additional detail about data.

Cat products for a customer's resources. For the past decade, CWTC has focused on Caterpillar consumables by trading products for scrap metal, wood products, coal and iron ore used in our facilities. In 2007, CWTC will expand its focus to the needs of customers and suppliers, finding markets for recyclable materials and connecting those who have materials with those who need them.

OPERATIONS—USING OUR OWN RESOURCES EFFICIENTLY

> **Material conservation and recycling.** In 2005, many of our facilities re-intensified their recycling efforts, in some cases finding new uses for waste that would otherwise be incinerated or sent to a landfill. These efforts pushed the overall percentage of material we recycle—excluding metal—to 57 percent. (Including metal, that percentage rises to 82 percent.) We also launched a 6 Sigma project to standardize shipping materials and reduce packaging waste.

> **Landfill/incinerated and hazardous waste.** Improvement in data management practices led to a 17 percent increase in facilities reporting landfill and incinerated waste. This change, combined with a 13 percent increase in sales volume, accounts for the increase in this waste stream from 2004 to 2005. The number of facilities reporting hazardous waste during this time period increased by 22 percent. Definitions of hazardous waste vary from state to state, but for Caterpillar typically include materials such as high pH cleaning solutions from manufacturing and remanufacturing operations and cleaning solutions, solvents and sludge from painting operations. We are developing processes to gather and report non-U.S. data beginning in 2007.

> **Water usage and emissions.** Reported water use increased slightly in 2005. Several projects focused on performing water audits to reduce usage are under way. In 2005, our Mapleton, Illinois, foundry used 59 percent of the water consumed at Caterpillar; however, 332 tons of silt and sediment were removed as part of the treatment process. Water returned to the Illinois River was cleaner than when it was received.

MOBILITY:

Diesel engines move the majority of our planet's goods and people. They're the world's most efficient internal combustion engines—20 to 40 percent more fuel efficient than comparable gasoline engines, which results in significantly fewer GHG emissions. As the world's leading producer of diesel engines, we continue to develop new technologies and retrofit solutions that improve engine efficiency and reduce environmental impact while delivering the performance the world's transporters demand.

NEW TECHNOLOGY—REDUCING EMISSIONS WHILE MAINTAINING PERFORMANCE

Over the past few years, new technologies have dramatically reduced oxides of nitrogen and particulate matter produced by diesel engines. Our ACERT® Technology helps customers meet current and future emissions regulations and provides a long-term solution for the global engine market—decreasing emissions while preserving engine reliability, durability and fuel economy.

- > Three Cat engine models used in on-highway medium- and heavy-duty applications—including school buses, emergency vehicles and recreational vehicles—have been certified by the EPA as compliant with 2007 U.S. regulations.
- > Engines featuring ACERT Technology now power approximately 75 Tier 2 and Tier 3 Cat non-road machine models, with an additional 21 machine models scheduled for production launch in 2007. By year-end 2007, approximately 95 percent of our new machines between 175 and 750 horsepower will feature this clean-diesel technology.
- > In a recent comparison with another manufacturer's 12-liter, Tier 3 engine, the Cat C15 with ACERT Technology delivered 6 to 15 percent better fuel consumption; the other engine degraded engine oil with soot 3 to 5 times faster. We are planning to conduct additional comparisons.
- > We have introduced ACERT Technology for Euro 4 regulations and will begin production on two models in 2007. This work is projected to continue through 2008 with the production of additional models. Euro 5 technology will be based on the same platform, with programs planned for 2008 and beyond. Regulations for Euro 5 call for an October 2009 introduction. We are also providing a Tier 3/Stage IIIA electronically controlled industrial engine and engines for commercial applications.
- > All Cat marine engines are certified to International Maritime Organization regulations for oxides of nitrogen emissions. A full line of engines is also available that meets European Union pleasure craft directive emissions laws, European Inland Water Way emissions laws and EPA pleasure craft and EPA Tier 2 levels for commercial marine emissions. We are actively engaged with regulating authorities to help define the next set of lower emissions levels in the United States and Europe.

Now that regulated emissions in the United States and Europe are approaching zero, our focus on fuel efficiency, fuel flexibility and hybrid technology is growing. We're working with regulators and fuel producers to ensure both traditional and alternative fuels that meet stringent specifications and quality standards are available for our new, cleaner engines. We're also extending our current technologies with hybrid systems that can deliver the performance our customers demand while improving efficiency, burning less fuel and reducing GHG emissions. We see hybrid technology as a strong complement to the even more advanced combustion systems we're developing.

ALTERNATIVE FUELS—REDUCING DEPENDENCE ON CRUDE OIL

Biodiesel, a biodegradable, non-toxic fuel produced from plant oils, has the capacity to generate significantly fewer GHG emissions over its life cycle than other fuels and is part of the solution to meeting growing energy needs. Demand for products that operate on biodiesel is growing, due in part to fuel tax incentives and our customers' direct involvement in the biodiesel supply chain. We're working to identify opportunities to increase the use of this fuel in our products and have defined the technical requirements to help customers who have access to biodiesel supplies. While we don't yet sanction the use of 100 percent biodiesel in any of our products, we did recently conduct a field trial in which several Cat wheel excavators operated on this fuel. This preliminary test, which conformed to our technical standards and storage requirements, resulted in no failures and positive customer feedback. We are also:

- > Promoting U.S. and international standards for biodiesel that provide the technical stability for this fuel to be used in our products.
- > Addressing issues of variability in fuel quality by working with the Engine Manufacturers Association to implement a standard for B20 (a 20 percent biodiesel blend).
- > Determining if new products can operate on appropriate concentrations of biodiesel.
- > Identifying adjustments to manage material incompatibility and field storage issues.
- > Working to increase the allowable biodiesel blend for new Perkins® engines from 5 to 20 percent.
- > Conducting a test program to ensure our 2007 emissions-compliant on-highway engines can operate on 20 percent biodiesel blends.

RETROFIT SOLUTIONS—HELPING CUSTOMERS MEET CHANGING STANDARDS

Diesel engines can run for decades, meaning millions of engines in operation today were produced before new emissions-reduction technologies were developed. Replacing entire fleets is impractical for economic and logistical reasons. In 2002, we established Caterpillar Emissions Solutions to provide an alternative—retrofit solutions that allow customers to reduce emissions and remain cost-competitive with their existing fleets. In 2006, we broadened our expertise and product offerings. Caterpillar Emissions Solutions is currently working to:

- > Develop and apply products required to meet varied emissions retrofit regulations. In 2006, we developed a significant number of machine repower solutions and created emissions upgrade kits for numerous engine arrangements. Additional solutions are pending release or in development.*
- > Collaborate with Cat Reman on emissions repower solutions that capitalize on the one-for-one exchange that encourages responsible end-of-life practices.
- > Build awareness within the retrofit industry and dealer community, preparing dealers to support customers in retrofit decisions and capture the business generated.
- > Work with regulatory and customer organizations to build understanding of the business impacts of these regulations and potential solutions.

Aftertreatment solutions also help customers meet changing emissions regulations while cost effectively reducing environmental impact. Cat Environmental Technologies, established in 2006, develops and manufactures all our aftertreatment products—including diesel particulate filters and other products used in mass transit buses, school buses and non-road machinery. Technologies and products for electric power generation applications are in development.

* Some capabilities discussed here originated from a project we undertook in a settlement with the United States and California. Therefore, we are required to state: "This project was undertaken pursuant to agreements with the United States and the California Air Resources Board in connection with the settlement of disputed claims in an enforcement action under the Clean Air Act and the California Health and Safety Code." Having exceeded our spending obligations for these projects, we will submit final reports and seek EPA closure in 2007. We will continue, however, to devote significant resources to developing retrofit solutions, which represent a viable, sustainable business opportunity.

ENGAGEMENT—CREATING OPPORTUNITY FOR CLEAN DIESEL SOLUTIONS

Increasingly, the environmental focus is moving to voluntary and regulatory initiatives centered on in-use product compliance and reduction of existing source emissions. We engage in these initiatives by sharing technical information with regulatory bodies, advocating for funding sources that support our customers as they work to meet new requirements and developing products and tools aimed at reducing emissions from existing diesel-powered equipment.

The transition to Ultra Low Sulfur Diesel (ULSD) is integral to ensure new and retrofit technologies operate as cleanly and efficiently as possible. The significant emissions reductions seen in diesel engine technology today are the result of an integrated system of cleaner fuel and improved engine technologies. ULSD is a required building block to develop these integrated systems. We worked individually and in collaboration with industry partners for the timely implementation of the new ULSD standard in the United States. We also invested in private ULSD fueling stations to enable full testing of our 2007 on-highway engines prior to the October 15, 2006, at-pump regulatory date.

To provide a single point of focus for customer and dealer education relative to emissions regulations and legacy products, Caterpillar Emissions Solutions placed territory managers in four North American locations in 2006, with plans to reach Europe, Africa and the Middle East in 2007. We continue to build awareness with dealers and customers and stay involved with regional and local efforts. We are participating in the Mid Ohio Regional Planning Commission Diesel Emission Reduction Initiative, helping develop solutions that could mitigate the business impact of mandated regulations. We're also involved in the U.S. EPA's Clean Air Act Advisory Committee, Mobile Source Technical Review Subcommittee and Clean Diesel and Retrofit Work Group.

DEVELOPMENT:

Enabling development is our core business, and we operate at a time of intense debate as to how society and business should address the dual priorities of economic development and environmental sustainability. Understanding our role relative to sustainable development in this space is much more challenging than in other areas. That said, we are working to turn understanding into opportunity—and opportunity into business strategies.

PARTNERS IN DEVELOPMENT—IDENTIFYING OUR CONTRIBUTION

In the areas of energy, materials and mobility, the decisions we make can have direct and significant impact on sustainability. By choosing to invest in research and development for new engine technologies, for example, we are having a profound, positive impact on energy efficiency, emissions reduction and fuel flexibility. In the area of development, however, the decisions that most impact sustainability are usually made by others—governments, municipalities and developers. They determine where roads are constructed, whether dams are built or how forests are harvested. No single entity is capable of identifying genuinely sustainable solutions alone. Doing so requires that both those making decisions and those significantly impacted by them have a voice.

We are engaging stakeholders to explore new ways in which our core businesses might provide solutions to the world's challenges. We have already formed relationships with many organizations and individuals, including the Tropical Forest Foundation, World Business Council for Sustainable Development, World Resources Institute and the advisors listed on page three of this report. We will expand these relationships and continue to reach out to these and other organizations that can help us make a business of supporting sustainable development.

EMPLOYEE HEALTH & SAFETY—IMPROVING QUALITY OF LIFE FOR OUR PEOPLE

We have direct control over the work environment in our facilities, particularly as it relates to employee health and safety. We believe all injuries are preventable and are creating a culture where every employee works safely every day. Vision Zero, the uniform safety process being deployed across our company, is driving us toward our ultimate goal of zero injuries. This standardized process focuses on accountability, visible leadership and integration of safety into all business practices, as well as specific action items and process metrics to drive changes and sustain gains. Our 2010 goals set targets for aggressive safety improvements on our way to world-class performance, and we are making encouraging progress.

> Recordable injury frequency dropped from 3.92 in 2005 to 3.07 in 2006, an improvement of 22 percent.

> Lost-time case frequency dropped from 1.29 in 2005 to 1.05 in 2006, an improvement of 19 percent.

> 52 manufacturing and logistics facilities ended 2006 without a recordable injury, and 87 facilities performed at or better than our 2010 target levels.

Despite these improvements, we are not on target to meet our enterprise 2010 goals. We will continue aggressive implementation of Vision Zero to achieve breakthrough results. In 2006, we deployed Vision Zero to those facilities requiring the most safety improvement. In 2007, our goal is full implementation, with all business units identifying strategies to achieve goals and reporting progress regularly. We will continue to integrate safety into key processes—including business planning—and focus on facilities with the greatest challenges.

Additionally, because strains and sprains account for a significant portion of our injuries, we are launching an enterprise-wide project focused on ergonomics in 2007. The goal is to move from reactive to proactive—and ultimately, preventive—implementation of ergonomic improvements. We'll embed these improvements into the Caterpillar Production System, design criteria, New Product Introduction processes, purchasing decisions and environmental health and safety programs. We expect this structured approach to reduce injuries significantly.

We value your feedback. Please e-mail our sustainability reporting team at sd@cat.com, send us your comments online at www.cat.com/sustainability or write to us at:

Caterpillar Inc.
Sustainable Development
100 N.E. Adams Street
Peoria, Illinois 61629-3350

Chinese, French, Portuguese and Spanish translations of this report are available online at www.cat.com/sustainability.

To learn more about Caterpillar, or to request a copy of our 2006 Annual Report, please visit www.cat.com.
Date of 2005 report: April 2006.

PRODUCED BY
Caterpillar Corporate Public Affairs
Caterpillar Corporate Sustainable Development

DESIGN
VSA Partners, Inc.

PHOTOGRAPHY
Mitch Colgan, Colgan Photographic
EMBARQ, the World Resources Institute Center for Sustainable Transport
Marc Esser, Caterpillar Inc.
Chris Kinney, Caterpillar Inc.
Mike LaVallier, Caterpillar Inc.
Victor Molina, Solar Turbines
Opportunity International
Jason Stang, Freelance Photographer

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FSC

Mixed Sources
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Cert no. SGS-COC-3048
www.fsc.org
© 1996 Forest Stewardship Council

SAFE HARBOR STATEMENT
Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc to be different from those expressed or implied in the forward-looking statements In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements Actual results of the company may differ materially from those described or implied by such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic, political or competitive conditions, market acceptance of the company's products and services, changes in law, regulations and tax rates, and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its year-end report on Form 10-K filed on February 23, 2007 We do not undertake to update our forward-looking statements.

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